Filed by Mallinckrodt plc

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Questcor Pharmaceuticals, Inc.

Form S-4 File No.: 333-196054

The following new questions and answers were posted to http://www.mallinckrodt.com/mnk-qcor/mergerinfo/qa/

Questcor Employee Integration

When will the transaction be completed and what can employees expect between now and then?

•	We expect the transaction to close sometime during the third quarter of 2014.

•	Until that time, Questcor and Mallinckrodt will continue to operate as separate entities and it will remain business as usual for all of us.

What are the benefits of this transaction for Questcor employees?

•	This is a strategic partnership focused on growth that brings together two companies with complementary strengths and operations, and the shared objective of becoming a leading science-driven and patient-focused company.

•	The combination of Questcor and Mallinckrodt will create what we expect will be a diversified specialty pharmaceutical leader with strong commercialization capabilities, an enhanced research platform and a powerful financial profile that will support more robust drug development capabilities.

•	Together, we will be a larger, more competitive company with significantly enhanced abilities to provide patients with a wider range of therapeutic solutions.

•	We believe that we will be able to compete more effectively in the global pharmaceutical marketplace and, as part of a stronger, larger and far more diversified company, we expect that many of our employees will benefit from greater career and professional development opportunities as well.

Where will the company be headquartered and who will lead it?

•	Mallinckrodt will continue to be domiciled and headquartered in Dublin, Ireland with U.S. operations headquartered in St. Louis, Missouri.

•	Our U.S. operations will be headquartered in Missouri (for Mallinckrodt’s core business) and California (for Questcor).

•	The combined company will be led by Mark Trudeau, President and Chief Executive Officer of Mallinckrodt.

•	It is expected that, following close of the transaction, Mallinckrodt’s Board of Directors will be increased to twelve, with the addition of three directors from Questcor.

•	The three Questcor directors expected to serve on Mallinckrodt’s Board will be Angus Russell, Virgil Thompson and Don Bailey. Melvin Booth, will continue as Chairman of Mallinckrodt’s Board of Directors.

•	Upon closing, Questcor commercial operations will function as a separate business unit led by Steve Cartt, reporting directly to Mr. Trudeau.

Which Questcor locations will Mallinckrodt maintain?

Upon closing, we will establish a joint integration team to begin the details of the integration and the best path forward. We don’t envision any immediate significant changes to the sites or footprint of Questcor.

Will there be any changes to my job prior to the completion of the transaction?

Questcor and Mallinckrodt will continue to operate as separate, independent entities prior to the closing of the transaction, and Questcor will continue its normal business activities. You will continue reporting to your current manager and your compensation and job responsibilities will remain unchanged prior to the closing of the transaction.

Will there be any layoffs or changes in staffing as a result of the combination?

Given the complementary nature of our businesses and product portfolios, we anticipate most of Questcor’s employees will continue with the company.

When will I know whether I have a position with Mallinckrodt?

Prior to completion of the transaction, currently expected to occur in the third calendar quarter of 2014, we will establish a joint integration team to begin to plan the details of the integration and will communicate those details to employees as soon as plans are finalized after the close.

Upon closing, we expect that Questcor commercial operations will function as a separate business unit within Mallinckrodt’s Specialty Pharmaceuticals segment led by Steve Cartt, reporting directly to Mark Trudeau.

Given the complementary nature of our businesses and product portfolios, we anticipate most of Questcor’s employees will continue with the company.

If my job is impacted, will I be eligible for a severance package? What will the benefits look like?

Given the complementary nature of our businesses and product portfolios, we anticipate most of Questcor’s employees will continue with the company.

However, in the event your employment is involuntary terminated due to the integration you will be eligible for severance under the Mallinckrodt severance plan and your tenure with Questcor will be counted towards the calculation of severance amounts under that plan.

What are the integration plans?

Prior to the transaction closing, which is expected sometime during the third quarter, Questcor will continue to operate as a fully independent company, i.e. “business as usual.”

Bringing these companies together will require a thoughtful integration plan to ensure a smooth transition. That said, we expect the integration process to be relatively straightforward.

Prior to the closing of the transaction, we will establish a joint integration team to begin to plan the details of the integration and will communicate those details to employees as soon as plans are finalized. Upon closing, Questcor’s commercial operations will function as a separate business unit within Mallinckrodt’s Specialty Pharmaceuticals segment, reporting directly to Mark Trudeau. We also expect Questcor’s other executives will be added elsewhere within the Mallinckrodt team.

What will happen to Questcor’s leadership team?

Prior to the closing of the transaction, we expect Questcor leaders to continue to manage their respective functions. Upon closing, Don Bailey will join the Board of Directors of the combined company, as will two other current Questcor Directors. We also expect Mallinckrodt to add Questcor executives to its leadership team at a later date.

Upon closing, Questcor’s commercial operations will function as a separate business unit within Mallinckrodt’s Specialty Pharmaceuticals segment reporting directly to Mark Trudeau.

Will this change the Questcor culture?

As Mallinckrodt has stated, it is on a journey to be a top quartile global specialty pharmaceutical company. To support this objective, Mallinckrodt is focused on building a high performing culture that demonstrates its core values of quality, integrity and service. Mallinckrodt’s culture hallmarks are Engaged, Competitive, Collaborative, High Performing and Trustworthy, which are complementary to the core elements of Questcor’s culture.

How will this combination affect our relationships with physicians and patients?

The combination is not expected to have any impact on our business relationships, except to further improve our ability to meet their needs over time.

The combination of Mallinckrodt and Questcor is highly complementary and will create a new entity with what we expect will be greater scale, size and a more diversified portfolio of drugs. It is possible that over time this could result in more products for us to provide for our target physician and patient audiences.

We expect a seamless transition for our physician customers and the patients they serve and, until the transaction closes, it is business as usual. It is essential that we all stay focused on delivering the same outstanding service and products our physician customers and patients have come to expect from us.

How will this combination affect our ability to serve patients?

With this transaction, our combined company will be even better positioned to meet the needs of patients around the world.

Questcor Employee Benefits

Will there be any retention programs?

Employee retention programs may be a part of the transition plan, but this is currently under evaluation and specific plans have not yet been worked out.

Will there be any changes to employee compensation, benefits and plans?

Questcor and Mallinckrodt will continue to operate as separate, independent entities prior to the closing of the transaction.

Until the transaction closes, it will remain business as usual for all of us and there will be no change to salary, bonus targets and benefits or internal programs.

We are still in the early stages of the integration planning process; we will keep you informed as further details become available.

Will we be receiving our salary increases, bonuses and equity awards on our normal schedule prior to the completion of the transaction?

Questcor and Mallinckrodt will continue to operate as separate, independent entities prior to the closing of the transaction, and Questcor will continue its normal business activities. You will continue reporting to your current manager and your compensation and job responsibilities will remain unchanged prior to the closing of the transaction.

Will all of our stock options be accelerated at the closing of the transaction?

Under Questcor’s equity plans, stock options and restricted stock awards do not accelerate at the closing of the transaction.

However, stock options and awards will continue to vest in the normal course following the transaction and then the remaining unvested options and awards will partially or fully accelerate 13 months after the close of the transaction if you remain an employee of Mallinckrodt, depending on how long you have been employed by Questcor or Mallinckrodt at that time.

Given the complementary nature of our businesses and product portfolios, we anticipate most of Questcor employees will continue with the company, but in the event your employment is involuntarily terminated due to the integration during the 13 months following the closing, your stock options and awards will fully accelerate.

How does this transaction impact the stock/options I’ve received in the past?

Stock options, unvested restricted shares and unvested restricted stock units will each be adjusted to reflect the consideration being paid in the transaction, though the specifics are different for each different type of employee equity.

Will I receive a cash payment on all of my restricted stock, or just the shares that are already vested?

Vested restricted shares are just like shares that trade in the public market and, accordingly, will receive the same cash and stock merger consideration payable to all shareholders. Unvested restricted shares will be adjusted to incorporate the value of that cash, but no cash will be paid out on account of unvested restricted shares in the transaction. The specifics will be spelled out in the merger proxy, but, roughly speaking, each share of Questcor restricted stock will be converted at the transaction close into the number of shares of restricted stock of Mallinckrodt that reflects the 0.897 exchange ratio plus the $30 in cash per share. Since cash is not being provided in the roll-over of restricted stock, the exchange ratio needs to be higher (to account for the cash element of the transaction). Based on Mallinckrodt’s closing share price on Friday, this exchange ratio is approximately 1.3x, but this 1.3x ratio may be different at the closing due to fluctuations in Mallinkcrodt’s share price.

Do all my unvested stock options and my shares of restricted stock fully vest when the transaction closes?

Questcor’s vested stock options will be converted into the merger consideration (part cash / part Mallinckrodt stock) in the merger. Questcor’s unvested stock options and restricted stock will convert into stock options and restricted shares of Mallinckrodt in the merger. As such, the vesting of these equity instruments does not accelerate in the merger. Under our 2006 Equity Incentive Award Plan, the vesting of stock options and equity awards partially or fully accelerate 13 months after the close of the transaction if you remain an employee of Mallinckrodt, with the amount of acceleration depending on how long you have been employed by Questcor or Mallinckrodt at that time.

Also, if, during the 13 months following the closing, you are terminated other than for cause, or leave the company due to your unwillingness to relocate, your options and restricted stock would fully accelerate.

Will this affect ESPP?

Questcor’s ESPP is in the middle of an offering period, which is scheduled to conclude with a purchase date on May 31. This should not change as a result of the transaction. As the transaction is expected to close prior to the following scheduled purchase date of August 31, 2014, it is likely that May 31 will be the final purchase date under the ESPP. If that is the case any contributions made into the ESPP following May 31 will be returned to participants around the time of the closing of the transaction.

Can I trade in Questcor stock during open periods prior to the closing of the transaction?

The window is currently closed and will be considered for re-opening following our earnings release in late April. As a reminder, (i) you are not allowed to trade when in possession of material, non-public information, (ii) trades can only occur during open window periods, and (iii) all trades must be pre-cleared through our online system.

Are there any restrictions on trading in Mallinckrodt stock prior to the closing of the transaction?

You may not trade in Mallinckrodt or any other company while in possession of material non-public information. If you are in possession of material non-public information about Questcor, you should not trade in the securities of either Questcor or Mallinckrodt.

I’m a shareholder, how do I vote?

We expect to file our proxy statement in the next few weeks, which will have instructions on how to vote.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this document that are not strictly historical, including statements regarding the proposed acquisition, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Mallinckrodt and Questcor operate; the commercial success of Mallinckrodt’s and Questcor’s products, including H.P. Acthar® Gel; Mallinckrodt’s and Questcor’s ability to protect intellectual property rights; the parties’ ability to satisfy the merger agreement conditions and consummate the merger on the anticipated timeline or at all; the availability of financing, including the financing contemplated by the debt commitment letter, on anticipated terms or at all; Mallinckrodt’s ability to successfully integrate Questcor’s operations and employees with Mallinckrodt’s existing business; the ability to realize anticipated growth, synergies and cost savings; Questcor’s performance and maintenance of important business relationships; the lack of patent protection for Acthar, and the possible United States Food and Drug Administration (“FDA”) approval and market introduction of additional competitive products; Questcor’s reliance on Acthar for substantially all of its net sales and profits; Questcor’s ability to continue to generate revenue from sales of Acthar to treat on-label indications associated with nephrotic syndrome, multiple sclerosis, infantile spasms or rheumatology-related conditions, and Questcor’s ability to develop other therapeutic uses for Acthar; volatility in Questcor’s Acthar shipments, estimated channel inventory, and end-user demand; an increase in the proportion of Questcor’s Acthar unit sales comprised of Medicaid-eligible patients and government entities; Questcor’s research and development risks, including risks associated with Questcor’s work in the areas of nephrotic syndrome and lupus, and Questcor’s efforts to develop and obtain FDA approval of Synacthen™ Depot; Mallinckrodt’s ability to receive procurement and production quotas granted by the U.S. Drug Enforcement Administration; Mallinckrodt’s ability to obtain and/or timely transport molybdenum-99 to its technetium-99m generator production facilities; customer concentration; cost-containment efforts of customers, purchasing groups, third-party payors and governmental organizations; Mallinckrodt’s ability to successfully develop or commercialize new products; competition; Mallinckrodt’s ability to achieve anticipated benefits of price increases; Mallinckrodt’s ability to integrate acquisitions of technology, products and businesses generally; product liability losses and other litigation liability; the reimbursement practices of a small number of large public or private issuers; complex reporting and payment obligations under healthcare rebate programs; changes in laws and regulations; conducting business internationally; foreign exchange rates; material health, safety and environmental liabilities; litigation and violations; information technology infrastructure; and restructuring activities. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in (i) Mallinckrodt’s SEC filings, including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Quarterly Reports on Form 10-Q for the quarterly periods ended December 27, 2013, March 28, 2014 and June 27, 2014; (ii) the SEC filings of Cadence Pharmaceuticals, Inc., which was acquired by Mallinckrodt on March 19, 2014, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2013; and (iii) Questcor’s SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2013 (and the amendment thereto on Form 10-K/A), its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2014 and June 30, 2014, and its Current Report on Form 8-K filed with the SEC on July 10, 2014. The forward-looking statements made herein speak only as of the date hereof and none of Mallinckrodt, Questcor or any of their respective affiliates assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction between Mallinckrodt and Questcor, Mallinckrodt has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a joint proxy statement of Mallinckrodt and Questcor that also constitutes a prospectus of Mallinckrodt. The registration statement on Form S-4 (File No. 333-196054) was declared effective by the SEC on July 11, 2014. Each of Mallinckrodt and Questcor mailed the joint proxy statement/prospectus to its respective shareholders on or around July 14, 2014. INVESTORS AND SECURITY HOLDERS OF MALLINCKRODT AND QUESTCOR ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders can obtain free copies of the joint proxy statement/prospectus, the registration statement and other documents filed with the SEC by Mallinckrodt and Questcor through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Mallinckrodt will be available free of charge on Mallinckrodt’s internet website at www.mallinckrodt.com or by contacting Mallinckrodt’s Investor Relations Department at (314) 654-6650. Copies of documents filed with the SEC by Questcor will be available free of charge on Questcor’s internet website at www.questcor.com or by contacting Questcor’s Investor Relations Department at (714) 497-4899.